                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Month Ended                         Commission file number
       December 31, 2007                                 0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X                               Form 40-F
                   -----                                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                    No   X
                   -----                                -----

     If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A .


                           Total number of pages is 6


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     Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


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SAND
TECHNOLOGY
LOGO

                                                           INVESTOR RELATIONS:
                                                           de Jong & Associates,
                                                           sndt@dejong.org
                                                           +(1) 760/943-9065

PRESS RELEASE

                        SAND ANNOUNCES YEAR-END RESULTS

MONTREAL, DECEMBER 18TH, 2007: SAND Technology Inc. (OTCBB:SNDTF.OB), an innovator in analytic application infrastructure, today reported a loss for the year ended July 31, 2007 of $2,526,524 ($0.19 per share), an improvement of 36% against a loss of $3,926,921 for the same period last year ($0.31 per share). For the quarter ended July 31, 2007, the net loss amounted to $447,457 ($0.03 per share) against a loss of $1,201,521 in the fourth quarter of last year ($0.10 per share). All figures are in Canadian dollars.

"Although our net loss has been cut by more than 35% over last year," notes Arthur Ritchie, President and Chief Executive Officer of SAND, "we have not yet achieved the results we are expecting for our shareholders. We remain strongly encouraged by the level of interest and pipeline for our SAND/DNA products in general and our SAND/DNA for SAP BI offering," added Ritchie.


ABOUT SAND TECHNOLOGY(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe. For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.


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                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(AUDITED)

                                                                  IN CANADIAN DOLLARS
                                                     ----------------------------------------------
                                                               As at                   As at
                                                          July 31, 2007           July 31, 2006
                                                     ----------------------------------------------
ASSETS
Current Assets
    Cash and cash equivalents                                  $330,711              $1,412,548
    Accounts Receivable, Net                                 $1,582,957              $1,486,287
    Prepaid Expenses                                           $150,964                 $93,226
                                                     ----------------------------------------------
                                                             $2,064,632              $2,992,061

Capital Assets, Net                                            $181,669                $231,367
Other Assets, Net                                              $110,847                $221,693
                                                     ----------------------------------------------
                                                             $2,357,148              $3,445,121
                                                     ----------------------------------------------
                                                     ----------------------------------------------

LIABILITIES
Current Liabilities
    Accounts Payable and Accrued Liabilities                 $1,076,116                $710,882
    Deferred Revenue                                         $1,305,270              $1,231,094
    Due to a Shareholder                                       $750,144                $429,461
                                                     ----------------------------------------------
                                                             $3,131,530              $2,371,437
                                                     ----------------------------------------------
    Deferred Credits                                           $107,569                $136,906
                                                     ----------------------------------------------
                                                             $3,239,099              $2,508,343
                                                     ----------------------------------------------

SHAREHOLDERS' EQUITY
    Common Stock                                            $38,530,441             $38,024,756
    Contributed Surplus                                        $305,110                $103,000
    Deficit                                                $(39,717,502)           $(37,190,978)
                                                     ----------------------------------------------
                                                              $(881,951)               $936,778
                                                     ----------------------------------------------
                                                             $2,357,148              $3,445,121
                                                     ----------------------------------------------
                                                     ----------------------------------------------


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                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(AUDITED)


                                                                                  IN CANADIAN DOLLARS
                                 --------------------------------------------------------------------------------------------
                                     3 Months Ended        12 Months Ended         3 Months Ended        12 Months Ended
                                      July 31, 2007         July 31, 2007           July 31, 2006         July 31, 2006
                                 --------------------------------------------------------------------------------------------

Revenues                                 $1,837,068              $6,728,540             $1,146,652             $5,477,485
                                 --------------------------------------------------------------------------------------------

Operating expenses
Cost of Sales and Product
Support                                   $(368,019)            $(1,666,331)             $(399,247)           $(1,554,313)
Research and Development Costs            $(456,857)            $(2,215,146)             $(661,511)           $(2,441,950)
Amortization of capital assets
and acquired technology                    $(50,109)              $(201,274)              $(52,220)             $(248,455)
Selling, general and
administrative expenses                 $(1,377,137)            $(5,100,057)           $(1,245,025)           $(5,220,443)
                                 --------------------------------------------------------------------------------------------
Total operating expense                 $(2,252,122)            $(9,182,808)           $(2,358,003)           $(9,465,161)
                                 --------------------------------------------------------------------------------------------

Operating Income (Loss)                   $(415,054)            $(2,454,268)           $(1,211,351)           $(3,987,676)

Interest Income, Net                       $(32,403)               $(72,256)                $9,830                $60,755
                                 --------------------------------------------------------------------------------------------

Net Earnings (Loss)                       $(447,457)            $(2,526,524)           $(1,201,521)           $(3,926,921)
                                 --------------------------------------------------------------------------------------------
                                 --------------------------------------------------------------------------------------------

Earnings (Loss) per share                    $(0.03)                 $(0.19)                $(0.10)                $(0.31)

Weighted average number of
shares outstanding                       13,094,288              13,094,288             12,818,189             12,818,189


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SAND TECHNOLOGY INC.




December 18, 2007                      /s/ ARTHUR G. RITCHIE
                                       ----------------------------------------
                                       Arthur G. Ritchie
                                       Chairman of the Board, President
                                       and Chief Executive Officer


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